FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October, 2009
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

		Sequential
		Page
Item		Number

1.	Seventh Investor Conference: Telefónica Latinoamérica Presentation	2

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: October 9th, 2009	By:	/s/ Santiago Fernández Valbuena
		Name:	Santiago Fernández Valbuena
		Title:	Chief Financial Officer

7 Investor Conference

Telefónica Latinoamérica

Focus to keep growing

José María Álvarez-Pallete
Chairman and Chief Executive Officer

9 October 2009

Telefónica

Disclaimer

This presentation contains statements that constitute forward-looking statements about the Company, within the general meaning of the term and within the meaning of applicable securities laws, including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations. These statements appear in a number of places in this document and include statements regarding our intent, belief or current expectations regarding our customer base, estimates regarding future growth in our different business lines and our global business, market share, financial results and other aspects of our activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by the forward-looking nature of discussions of strategy, plans or intentions.

Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. These risks and uncertainties include those discussed or identified in the documents filed by Telefónica with the relevant Securities Markets Regulators, and in particular, with the Spanish Securities Market Regulator.

Except as required by applicable law, Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica's business or acquisition strategy or to reflect the occurrence of unanticipated events.

Neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities.

Finally, be advised that this document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica. Furthermore, Telefónica may present financial information herein that is not prepared in accordance with IFRS. This non-GAAP financial information should be considered in addition to, but not as a substitute for, financial information prepared in accordance with IFRS. Telefónica has included such non-GAAP financial information because Telefónica's management uses such financial information as part of its internal reporting and planning process and to evaluate Telefónica's performance. Accordingly, Telefónica believes that investors may find such information useful. However, such non-GAAP financial information is not prepared in accordance with IFRS or any other generally accepted accounting principles, and such non-GAAP financial information, as defined and calculated by us, may be different from similarly-titled financial information used by other companies. Investors are cautioned not to place undue reliance on such non-GAAP financial information.

Content


A story of solid performance
Fully capturing revenue growth potential
Transformation to keep growing efficiently
Country by country analysis

Our story: 3 years track record

161 m accesses Jun-09

A story of growth

Total accesses[1]


millions
x1.5
Jun-06
Jun-09

+11% revenue growth

CAGR[2] H1 06 - H1 09

A story of efficiency

OIBDA margin[1]


%
+4.5 p.p.
H1 06
H1 09

~€ 15 bn OpCF[3]

Last 3 years: H2 06-H1 09

~ 63% Investment Grade[4]

A story of commitment

Employees satisfaction


%
+10 p.p.
H1 06
H1 09

112,000 children in Proniño

1. Includes the consolidation of Telemig since Apr-08
2. Organic growth rate. Assumes constant exchange rates as of H1 06
3. Assumes 2006 constant FX (average FX06). Includes the consolidation of Telemig since Apr-08
4. Standard & Poors rating: long-term debt in foreign currency

Macroeconomic strength

> 70% Latam GDP "Investment grade"[1]



GDP growth
Constant prices
T. Latam & Top 7
Fondo Monetario Internacional
Según el pronóstico regional del FMI, América Latina se recuperará de la crisis mundial antes que las economías avanzadas
Comunicado de Prensa No. 09/150 (S)
6 de mayo de 2009
FY 2004
FY 2005
FY 2006
FY 2007
FY 2008
FY 2009E
FY 2010E
FY 2011E



FT FINANCIAL TIMES

Brazilian jobs figures point to swift recovery

September, 17, 2009

Brazil last month recorded the biggest monthly jump in new jobs providing further evidence that it is **emerging from a short recession and may return to growth as early as next year.** Figures from the employment ministry showed a net 242,126 formal jobs were created in August.

- **Less dependence of the US**
- **Improvement of solvency rates**
- Fiscal & current accounts **surplus**
- **Better financial situation** than other emerging regions

Indicators are already showing positive expectations

- **Currency rates**
- **Country risk**
- **Capital inflows**

1. Standard & Poors rating: long-term debt in foreign currency

Solid and improving social structure

Huge potential for consumption

Social improvements in the growth period

- >5% GDP growth in the last four years
- Unemployment reduced from 11% to 7.5% since 2002
- > 50 m people have left poverty since 2000

During the crisis, real economy has remained strong

- Stable unemployment rate
- **Strength of middle class**
- Better evolution of consumption than in other periods of crisis



Population
million inhabitants
+140 m
729
Dec-10E
Dec-50E

Countries > US$ 10 thousand GDP per capita PPP[1] represent 390 m pop., 75% of total

80% of urban population. 5 of the biggest cities worldwide

28% of population < 14 years

Source: United Nations
1. Minimum for the development of the middle class

A rational environment

#1 integrated & the most diversified

Total telecom revenue market share[1]

8 countries[2]



Others
BrT
Oi
TMX /AMX
Telefónica
+0.7 p.p.
FY 2007E
FY 2008E
65%
% OIBDA H1 09
Main market
100%
57%
35%

Competitors focus on maximizing industry value and sustainability

Regulation is key to promote investment

T. Latam mobile revenues[3]



x 1.5
H1 06
H1 09

MTR´s reductions :
- -50% Colombia & Peru,
- -40% Venezuela & Chile, ...

- MTR's
- Spectrum auctions
- Number portability
- Regulation on multimedia

Growth based on our own client base

1. **Source:** Telefónica estimates, constant exchange rates
2. Brazil, Argentina, Mexico, Chile, Peru, Colombia, Venezuela & Ecuador. For Telefónica: 50% of VIVO
3. Current exchange rates at each period

Content


A story of solid performance
Fully capturing revenue growth potential
Transformation to keep growing efficiently
Country by country analysis

Growth & efficiency

TEF markets revenues[1] FY 2012E[2] vs. FY 2008
+ € 23-31 bn



T. Latam revenue mix
Access & Voice2,3
Broadband, Applications & others2
10%
90%
~20%
~80%
FY 2008
FY 2012E

Focus on revenue market share

High OpCF generation



T. Latam efficiency ratio2,4
79%
~70%
FY 2008
FY 2012E

1. Telefónica Markets Revenue: Estimated market evolution in Telefónica footprint (5 fixed countries and 13 mobile countries), including Fixed, Mobile, MBB, FBB and Pay TV
2. Assumes 2008 constant FX (average FX in 2008) and excludes changes in consolidation
3. **Access & Voice:** Fixed and mobile access & voice (SMS included), fixed & mobile equipment, narrowband internet and M2M revenue
4. **Efficiency ratio:** (Operating Expenses + CapEx-internal Expenses capitalised in fixed assets) / Revenue. **CapEx:** Excludes spectrum licenses

Telefónica

T. Latam: specific business projects and regional vision

Fully capturing revenue growth potential	
1	Customer centric organization
2	T. Latam's growth driven by mobile
3	MBB: the next key wave of growth
4	Fixed evolving towards a BB company

Transforma-tion to keep growing efficiently	
5	Mobile: balance commercial model and maximize efficiency
6	Fixed: focus on operative model
7	Optimize use of resources on the network management

9 Long term view for a sustainable and profitable model

8 Maximize the value of integration and regionalization

1 Customer centric organization: Focus on quality



Customer journey will drive CLI & CSI improvement
CLI[1]
CSI[2]

- **Consistent delivery:**
  - End to end process focus
  - COPC[3] methodology in all call centers
  - FCR[4] focus and improvement
  - Billing claims reduction
- **Best customer experience:**
  - Unique experience in all points of contact
  - Strong reduction of unsatisfied customers ("go for more promoters")
  - CSI benchmark in all markets
- **Customer culture:**
  - Employee & customer program in all operations
  - Initiatives linked to customer experience
  - Top management concern "walk the talk"



Mobile churn
2.6%
2.0%/2.2%
FY 2008
FY 2012E



FBB churn
Base 100
100
87/92
FY 2008
FY 2012E

1. CLI: Customer loyalty index
2. CSI: Customer satisfaction index
3. COPC: Customer operation performance center
4. FCR: First call resolution

2 T. Latam's growth driven by mobile

Penetration

Capture sustainable growth

- Capture growth through penetration & market share
- Increase points of contact (on-line, traditional distribution channel capillarity, call centers ...)
- Handset renewal and consolidation of technological migration to GSM

Maximize customer value

Improve ARPU and customer mix

- Prepay to contract migration: new contract customer experience and specific segmented offer (Prepay, Hybrid & Contract)
- Voice & data usage, up-sell and cross-sell
- Balancing channel distribution: acquisition & retention
- Adjusted commercial model to customer life cycle
- New services development (Mobitalk, Mymail, Voice to text...)



Mobile penetration[1]
130-140m additional accesses: ~65% mobile voice accesses[2]
82%
>100%
Dec-08
Dec-12E



T. Latam customer mix
% postpay
16%
25-30%
Dec-08
Dec-12E

1. Telefónica's presence: 13 countries
2. Ex MBB Big Screen

Telefonica

3 MBB: the next key wave of growth

>100% mobile penetration[1]
Dec-12E

What is the potential of mobile broadband in Latam?

600 m population 2012E

161 m PC's 2012E

>70 m Smartphones[2] 2012E[3]


yg


Gartner



Leveraging our differential footprint

- Segmented offer focused on services and not only speed or technological issues
- Value proposal adapted to our market position and local assets
- MBB as a substitute of FBB in areas with no copper or no DSL coverage allowing a "light usage"


MBB accesses[4]
T. Latam
millions
1
30-32
Dec-08
Dec-12E

1. Telefónica´s presence: 13 countries
2. Smartphones includes High-Tech
3. Telefónica estimates
4. MBB Accesses: Including big and small screen

4 Fixed evolving towards a BB company

The best broadband experience for high end customers

Deepen on our services beyond connectivity

- Reinforce our competitiveness due to the pressure of the cable focusing on bundling, quality, customer care, and differential DSL features (uplink-download):
  - Evolving fixed copper network to support speed upgrades and place selective FO
  - Improve ARPU: new services, up selling from the duo or "only voice". Focus on a differentiated TV offer
  - Specific offer for SOHO (PdTI[2]): One stop shop offer maintaining premium

Boost broadband mass usage

The best balance between price, speed and quality

- Boost FBB mass usage to retain "voice only customers":
  - Reduce pay per use model maximizing bundles and special tariffs adapted to spending capacity (prepaid, control, ..)
  - "Built to Cost" products to grow with profitability: BB auto-instalation
  - Differentiate from MBB accesses thanks to its specific features



FBB/Fixed accesses[1]
T. Latam
23%
40%-43%
Dec-08
Dec-12E

FBB Average Speed x 4

2P+3P / LIS x 2.4



Pay TV accesses[3]
T. Latam
x 2
Dec-08
Dec-12E

1. Sao Paulo, Argentina, Chile, Colombia & Peru
2. PdTI: desktops
3. Sao Paulo, Chile, Colombia & Peru

5 Mobile: balance commercial model and maximize efficiency

Commercial model

- Selective reduction of subsidy levels, subsidy "0" in all prepay adds
- Increase of sim-only to reduce commercial costs
- Distribution channel reoriented to up-selling, new services and retention
- Reduce sales commissions and top-ups costs, boosting quality standards



Mobile commercial OpEx + COGS[1] per revenues
VARIATION 08-12 E[4]
-7/-9p.p.
FY 2008
FY 2012E

Operational model

- Progressive reorientation in management: from customer acquisition to retention and efficiency model
- Development of projects with third parties to accelerate time to market, new services deployment and risk sharing



Mobile OpEx+CapEx[3]/accesses[2]
CAGR 08-12 E[4]
-2%/-4%
FY 2008
FY 2012E

1. **Mobile commercial OpEx+COGS:** Includes interconection and other costs of goods sold, commercial, including client management cost
2. Annual average mobile accesses
3. CapEx ex spectrum licenses
4. Assumes 2008 constant FX [average FX in 2008] and excludes changes in consolidation

6 Fixed: focus on operative model

Customer centric operational model

- Portfolio simplification & customer centric integrated attention
- Reinforce service providers alliances and review contract model and management practices
- Back office commercial services: Lean process
- Sales process: check all income customer orders to guarantee clearance and customer expectations



Fixed
OpEx+CapEx/accesses[1]
CAGR 08-12 E[2]
~-1%
FY 2008
FY 2012E

Quality as the key driver for capturing efficiency

- Radically improve operations and support functions focusing on:
  - No error – having the basics absolutely right
  - Allowing us to shift resources to growth stimulation



Fixed
% BB failure / BB accesses
Variation 08-12 E
-14%/-16%
FY 2008
FY 2012E

1. Annual average Fixed US ex PUT´s, FBB, &TV accesses
2. Assumes 2008 constant FX (average FX in 2008) and excludes changes in consolidation

Telefónica

7 Optimize use of resources on the network management

Multi-access network to improve efficiency

Ensure network basics

Deepen on infrastructure share model to capture efficiency

Leading new services development

- Increase network quality & performance:
  - User and service differentiation by introducing End-to-End QoS mechanisms and generating new revenue streams
  - Protection of critical networks, implementing very demanding design and operation processes defined with a global scope
- Efficiency:
  - Manage network needs leveraging on regional presence (TIWS) and on an integrated F-M local view
  - Reduce complexity: switch off TDMA-CDMA networks (wireless) and TDM switches (wireline)

3G

- Expansion of MBB capacity and coverage
- Selective deployment of HSPA+ to increase network capacity and speed

High speed BB

- Selective deployment of high speed BB accesses combined with VDSL to maximize cooper value
- Fiber backhaul for main urban base stations

Network + IT CapEx[1] +OpEx / Accesses



CAGR 08-12 E[2]
~-3%
FY 2008
FY 2012E

CapEx[1,2]



Maintenance
Growth & transformation
16%
84%
FY 2008
20%
80%
FY 2012E

1. CapEx ex spectrum licenses
2. Assumes 2008 constant FX (average FX in 2008) and excludes changes in consolidation

8 Maximize the value of integration & regionalization

Only telecom operator with truly **regional management**

Major projects

- Regional handsets and SIMs purchases
- Shared service platforms (SDP Huawei & Telefónica)
- Mobile regional projects
- Regional Revenue Assurance Model

Unique assets and services

- Regional dedicated organization to provide differenced service to corporate customers

terra

TIWS

medianetworks Latin America

9 Long term view for sustainable and profitable model

Employees:
Our differential value



Employee Promise
Customer Culture
Talent Management
3rd parties management

- Customer culture program: > 40,000 participants
- Share best practices
- Improve 3rd parties satisfaction who work in contact with customers
- Identify talent profiles

GREAT PLACE TO WORK®

A region with different social & political setting that must be managed with a comprehensive **public agenda**

proniño
Generaciones Interactivas
Compartel
Proyecto intégrame
Voluntarios Telefónica
Renegotiation of the mobile license

- Public image impacts the business and generates additional opportunities
- Become a strategic ally of the countries where we operate
- Digital inclusion promotes integration of different collectives through the effective use of Telecoms & IT

> 112,000 children in proniño

Close to the leaders of the future

Campus Party™
labs Campus Party™

- CAMPUS PARTY LAB project is a privileged communication channel between Telefónica and innovative Internet leaders

> 280,000 campus party visitors

Content



A story of solid performance
Fully capturing revenue growth potentials
Transformation to keep growing efficiently
Country by country analysis

Our strategy adapts to the reality of each market



Market revenue growth in local currency CAGR FY08-12E
Venezuela
Argentina
Peru
Ecuador
Uruguay
Colombia
Mexico
5%
Central America
Brazil
Chile
25%
Flag equals to proportional revenue market size
Revenue market share FY 2008

Brazil – Telesp

Provide the best broadband experience in the market

Opportunities & Focus	Key strategic actions

Fixed market growth driven by broadband and data



FBB/Fixed accesses
T. Latam
Sao Paulo
22%
>40%
Dec-08
Dec-12E

- Starting point: recent redesigning of processes to provide consistent delivery. First positive signs already (remarkable net adds, high satisfaction of new clients and significant reduction on Procon claims)
- Growth: **FBB** for all, based on segmentation
  - Unique offer to high end customers with best customer care, innovative services, speed and content
  - Maximize penetration on low end customers driven by specific characteristics of DSL vs. MBB
- Efficiency:
  - **Quality** as key driver for efficiency reducing redundancies and duplicities: "doing it right the first time". Focus on processes E2E
  - Lean processes based on **on-line**
- **Ensure network basics** to guarantee excellence in customer experience and **evolve copper** to high speed BB (VDSL) and **selective fiber optic deployment**

GVT: a value creation opportunity

Perfect geographic fit	Allows nationwide footprint: very limited overlap Accelerates Telesp's plan outside São Paulo Allows extension of innovative offer to the broad Brazilian market
Complementary business model	Successful challenger with leading broadband offering Focus on high-end users with first class-services Strong execution skills and excellent management
Attractive combination of growth and cash	Enhances Telesp growth profile Repositions Telesp as a combination of cash and growth
Benefits of in-market consolidation	Cross selling of products Benefits of scale, commercial efficiencies Network (backbone), interconnection savings on net traffic Financial and tax efficiencies

GVT covers **30%** of GDP outside São Paulo

28% market share in its coverage area

GVT Rev[1].: +29% EBITDA[1]: +32%

Creating a strong nationwide player to fully capture the growth potential of the Brazilian telecoms market

1. H1 09 vs. H1 08

Brazil - VIVO

Leading the growth in an innovative market

Opportunities & Focus

Huge potential on penetration and MBB



Mobile penetration
% population
Remarkable efficiency potential
79%
~105%
Dec-08
Dec-12E

Key strategic actions

- Starting point:
  - #1 in market share, MBB, brand recognition and customer satisfaction
- Growth: gain **revenue and access market share** over 3 axes:
  - Capture profitable growth in **penetration**
  - Improve customer value **(ARPU)** thanks to customer mix, up-selling & updating commercial offer
  - Maintain **3G coverage** leadership, leading MBB deployment
- Efficiency:
  - Balance distribution channel to focus on retention and ARPU
- Deepen on **infrastructure sharing** with Telesp and other competitors on an arm's length basis

México

Continuing our positive track record

Opportunities & Focus	Key strategic actions

Growth will come primarily from penetration, share, and improvement of mix



Mobile penetration
% population
73%
~95%
Dec-08
Dec-12E
T. Latam market share
>5 p.p.

- Starting point:
  - Strong customer satisfaction
- Growth: gain revenue market share
  - Capture mobile **penetration**
  - Relevant player in mobile data
  - **ARPU expansion** by improving customer mix enhancing position in **SME & corporate**
- Efficiency:
  - Alternative **sale channels** to increase productivity in the mass market **(on-line)** and specialized sale channels for specific products and segments
  - Network **coverage** to fulfill our value proposition

Venezuela

Consolidating our unique position in the market

Opportunities & Focus

MBB, Pay TV and Services will drive sustainable market growth

Customer mix
T.Latam
%



Pay TV
0%
2%
MBB+FBB²
BB: 4%
2%
8%
BB: 20%
Mobile Voice
87%
81%
FW
11%
9%
Dec-08
Dec-12E

Key strategic actions

- Starting point:
  - Strong customer satisfaction, coverage and customer satisfaction
  - Best in class in brand recognition and customer value
- Growth:
  - **ARPU growth** developing an integrated offer (Fixed, Broadband, PayTV & Mobile)
  - Lead the **MBB** deployment (more than 365 thousand smart-phones already)
  - Improve **bundling** (2P/3P/4P)
  - Focus on **retention** & value rather than acquisition
- Efficiency:
  - Pressure on costs due to difficulty on managing contracts with suppliers on local **currency**

Argentina

Taking advantage of our competitive position both in fixed and mobile

Opportunities & Focus	Key strategic actions

Market growth driven by BB (F&M) and mobile voice

Customer mix
T. Latam
% Postpay


34%
~40%
Dec-08
Dec-12E

FBB/Fixed accesses
T. Latam
Argentina


23%
>40%
Dec-08
Dec-12E

- Starting point:
  - Fixed: huge advance on **transformation**
  - Mobile: strong focus on **ARPU** (#1 revenue market share and MBB leader)
- Growth:
  - Improve mobile mix & stimulate traffic with promotions and **on-net**
  - Capture FBB growth integrating **3P with 3rd parties** (DirecTV) & lead MBB, launching **F and M bundles** and developing low usage plans
- Efficiency:
  - Mobile: reduce churn, evolve commercial channels shifting from **acquisition to retention** & freeze subsidies
  - **Simplifying portfolio** & becoming online in fixed
- Evolve to an efficient multi-access network:
  - High speed BB CapEx
  - Capture synergies of **sharing networks**/ infrastructure
  - Meet unsatisfied fixed telephony demand with **FW solutions**

Colombia

Working on capture a profitable growth

Opportunities & Focus

Turn around Colombian operations to capture growth based on BB and mobile

Customer mix
T. Latam
% Postpay



>30%
15%
Dec-08
Dec-12E

2P + 3P / Fixed accesses[1]



>40%
13%
Dec-08
Dec-12E

Key strategic actions

- Market consolidation and regulatory issues (mobile ITX. & Comcel dominance)
- Starting point: integrated approach to the market
- Key priorities
  - Channel distribution optimization focused on **capillarity**
  - 2G/3G **coverage** – 100% GSM at the beginning of 2010
  - Reinforcing **postpay offer** (Q2 09 positive results)
  - Capture **MBB** share above voice share

  - **Geomarketing approach** due to market structure (municipalities)
  - Minimize only voice access loss improving **bundling**
  - FBB speed upgrades and development of F&M **broadband** offer
  - Reinforce **TV** as a key differential part of the offer

1. Ex Public use telephony

Chile

Maximizing the value of growth and efficiency with an integrated view

Opportunities & Focus

Commercial model adapted to a mature market with large potential in ARPU growth

Customer mix
T. Latam
% Postpay



28%
~35%
Dec-08
Dec-12E

2P + 3P / Fixed accesses[1]



35%
>40%
Dec-08
Dec-12E

Key strategic actions

- Starting point:
  - #1 market position, both in mobile and fixed, and **leadership in quality**
- Growth: exploring collaborative areas between fixed and mobile
  - Mobile business focus on prepay to postpay **migration**
  - Fixed voice only retention trough unlimited plans
  - **BB** improvement taking advantage of our unique assets:
    - ✓ FBB penetration increase and churn reduction
    - ✓ Lead MBB deployment
- Efficiency: capture value of integration:
  - **Mobile SAC** reduction
  - Fixed: simplification of sales **processes and billing**
  - Technology swift from copper to 2G/3G in voice low profit areas
  - **F&M** collaboration

1. Ex Public use telephony

Peru

Capturing the huge potential of penetration

Opportunities & Focus

Large growth potential in penetration

~2.6 m MBB accesses


Mobile Penetration
%pop.
59%
>90%
Dec-08
Dec-12E


FBB/Fixed accesses
T. Latam
Peru
24%
>30%
Dec-08
Dec-12E

Key strategic actions

- Starting point:
  - Leverage on market position and unique assets (Fixed, Mobile & TV) to capture growth maintaining **revenue share**
- Growth:
  - Improve **customer satisfaction** as a key factor on loyalty and churn
  - Leading mobile growth, keeping stable the access market share and increasing voice and data ARPU based on **community effect**
  - Lead **BB massification** (FBB&MBB). Approach to MBB not based on technological or speed issues
    - ✓ Boost convergent products
    - ✓ High income: segments consolidate a unique offer for household focused on bundling and quality in BB&TV services.
    - ✓ Mass BB in low income segments and "provincias"
- Efficiency:
  - Network improvement (access and transport) on an integrated approach
  - Capture value of local coordination

Others

Central America

- Starting point:
  - Very competitive environment and complex economic situation
- Growth:
  - Penetration in Nicaragua and Guatemala
  - Focus on retention and maintain market share in El Salvador and Panamá
  - Improve network coverage
- Efficiency:
  - Optimizing channel distribution and management model (on-line company)

+13-15 p.p. increase in mobile penetration[1]

Ecuador

- Starting point:
  - Market share: positive track record
- Growth:
  - Huge potential in penetration
  - FBB speed & low penetration allows MBB growth
- Efficiency:
  - Evolving management from acquisition to retention and efficiency

+10-15 p.p. increase in customer mix[1]

Uruguay

- Starting point:
  - Best in class in CSI & brand recognition
- Growth:
  - Focus on MIX and ARPU
  - Huge potential on MBB growth
- Efficiency:
  - Sim-only, reduce subsidy and balance channel distribution to retention

>150,000 MBB accesses by 2012 E

1. Dec-12E vs. Dec-08

In summary:

- Latin America has consolidated a **stable macroeconomic situation** that will allow a recovery in 2010, sooner than advanced economies
- The region continues to record **growth in consumption**, a key driver for remarkable **growth in our industry**
- Telefónica Latinoamerica has delivered an **outstanding performance** in recent years, capturing profitable growth in the region
- In the mobile business, Telefónica Latinoamerica focuses on capture growth **leveraging penetration and ARPU potential**. Mobile broadband will be an additional growth driver for the following years
- In the fixed business, **transformation** will continue to be our main priority in order to design a unique offer for our customers
- Our management model, based on **regionalization**, will add additional value to our company